January 12, 2026 VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street NE

Washington, D.C. 20549

Attn:	Benjamin Holt Pam Howell Babette Cooper Isaac Esquivel

Re:	Infinite Eagle Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 12, 2026

File No. 333-291679

Ladies and Gentlemen:

On behalf of our client, Infinite Eagle Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 filed on January 12, 2026 (the “Amended Registration Statement”), contained in the Staff’s letter dated January 12, 2026 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 2 to the Registration Statement on Form S-1 (“Second Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Second Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Second Amended Registration Statement.

January 12, 2026

Amendment No. 1 to Registration Statement on Form S-1 filed January 12, 2026

Risk Factors

General Risk Factors, page 75

1.	Please revise to restore your risk factors related to the 1% U.S. federal excise tax on stock buybacks.

Response: The Company has restored such risk factor on page 75.

Exhibits

2.	Please request Cayman Islands counsel to revise its legal opinion filed as Exhibit 5.1 to remove assumption (vii), which assumes material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: The Company has re-filed the revised legal opinion of Cayman Islands counsel as Exhibit 5.1 in response to the comment of the Staff.

3.	Please request New York counsel to revise its legal opinion filed as Exhibit 5.2 to cover all of the securities being registered and to remove inappropriate assumptions. In this regard, we note that you are registering 34,500,000 units; however, the opinion appears to cover only 30,000,000 units. We also note, on page 2, paragraph 3, the assumptions in clauses (ii), (iv), and (v), which appear overly broad and assume material facts underlying the opinion or readily ascertainable facts in relation to the company and/or New York law. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: The Company has re-filed the revised legal opinion of New York counsel as Exhibit 5.2 in response to the comments of the Staff.

4.	Please revise the filing fee table to register the Class A ordinary shares included as part of the units and to register the Eagle Share Rights included as part of the units.

Response: The Company has revised and re-filed the filing fee table to register the Class A ordinary shares and Eagle Share Rights included as part of the units.

Signatures, page II-5

5.	Please include the signatures of your principal financial officer, your controller or principal accounting officer, and at least a majority of the board of directors. See Instruction 1 to Signatures to Form S-1.

Response: The Company has revised the signature page to included such signatures.

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Daniel Nussen at (213) 620-7796 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

cc: Eli Baker, Infinite Eagle Acquisition Corp.